Exhibit 99.4

Boyd Group Services Inc. Reports Second Quarter 2026 Results

Delivering Strong Sales Growth, Margin Expansion and Accelerated Synergy Realization

Second Quarter 2026 Highlights

•	Sales increased 29.9% to $1,013.7 million

•	Adjusted EBITDA[1] increased 44.9% to $135.9 million, with Adjusted EBITDA margins[1] expanding 140 basis points to 13.4%

•	New locations contributed $211.3 million to revenue, complemented by 2.9% same-store sales[1] growth

•	Achieved $15 million in incremental cost savings from Project 360 and synergy realization

•	Joe Hudson’s synergy realization ahead of schedule following completion of shop conversion

•	Pro forma debt leverage improved to 2.8x from 3.1x at the end of 2025

Winnipeg, Manitoba – August 12, 2026 – Boyd Group Services Inc. (TSX: BYD; NYSE: BGSI) (“Boyd Group” or “the Company”) today announced financial results for the quarter ended June 30, 2026.

“The Boyd team delivered another strong quarter, with sales increasing 30% in the second quarter and Adjusted EBITDA growing 45%. Quarterly revenue surpassed $1 billion for the first time in Boyd’s history, while Adjusted EBITDA margins reached 13.4%, up from 12.0% in Q2 2025 and 11.5% in Q2 2024, reflecting the continued benefits of Project 360 and synergy realization.

We also successfully completed the conversion of Joe Hudson’s 258 locations during the quarter, accelerating synergy realization, which contributed to the strength in our profitability. Combined with our strong balance sheet, these achievements position us well to continue executing our growth strategy, enhancing profitability and creating long-term value for our shareholders.” - Brian Kaner, President & CEO of the Boyd Group

Financial And Operational Highlights	Three months ended June 30,			Six months ended June 30,
(thousands of U.S. dollars, except per share amounts)	2026	2025	Y/Y Change	2026	2025	Y/Y Change
Financial Highlights
Sales	1,013,652	780,407	30%	2,010,328	1,558,730	29%
Gross margin	47.4%	46.8%	60 bps	46.9%	46.5%	40 bps
Adjusted EBITDA (1)	135,932	93,786	45%	258,317	174,331	48%
Adjusted EBITDA margin (1)	13.4%	12.0%	140 bps	12.8%	11.2%	160 bps
Net earnings (loss)	1,291	5,422	(76)%	(6,635)	2,785	N/A
Basic and diluted loss per share	0.05	0.25	(80)%	(0.24)	0.13	N/A
Adjusted net earnings (1)(2)	22,403	15,267	47%	38,462	21,841	76%
Adjusted net earnings per share (1)(2)	0.80	0.71	13%	1.38	1.02	35%

Operational Highlights
Same-store sales growth (1)	2.9%	(2.1)%		2.2%	(2.5)%
New locations added	10	8		279	17
From multi-location acquisitions		—		258	—
From single shop acquisitions	4	4		7	7
From start-up locations	6	4		14	10
Collision location count at period end	1,321	991	33%	1,321	991	33%

[1]

Same-store sales, Adjusted EBITDA, Adjusted EBITDA margin, Adjusted net earnings and Adjusted net earnings per share are non-GAAP financial measures and ratios and are not standardized financial measures under International Financial Reporting Standards and might not be comparable to similar financial measures disclosed by other issuers. For additional details, including a reconciliation of each non-GAAP financial measure to its nearest GAAP equivalent, please see ”Non-GAAP financial measures and ratios” section of this news release.

(2)	Comparative figures have been restated to conform with current period presentation

Q2 2026 Results

(Second quarter 2026 compared to second quarter of 2025)

Sales increased 29.9% to $1,013.7 million, driven by $211.3 million from 340 new locations that were not in operation for the full comparative quarter and 2.9% same-store sales1 . The second quarter of 2026 had the same number of selling and production days as the prior year period.

Gross profit increased by 31.4% to $480.0 million as gross margins expanded to 47.4% from 46.8% in the second quarter of 2025. Gross margins benefited from increased paint and parts margins, driven by Joe Hudson’s synergy realization and Project 360, as well as higher sublet, scanning, and calibration margins. These gains were partially offset by lower labor margins and variability in performance-based pricing.

Adjusted EBITDA1 increased 44.9% to $135.9 million with Adjusted EBITDA margins1 expanding to 13.4% from 12.0% reflecting the contribution from the Joe Hudson’s acquisition, which is accretive to Adjusted EBITDA margin1, cost savings from Project 360 and faster than expected synergy realization.

Net earnings was $1.3 million, compared to $5.4 million in the same period of the prior year. Net earnings was impacted by higher depreciation and amortization costs from new location growth, as well as higher finance costs related to the Joe Hudson’s acquisition.

Adjusted net earnings1 increased 46.7% to $22.4 million and Adjusted earnings per share increased to $0.80 from $0.71, driven primarily by the increase in Adjusted EBITDA1.

The conversion of Joe Hudson’s locations was completed during the quarter, with the timing of synergy realization coming in ahead of expectations. During the second quarter, Boyd realized an incremental $15 million in cost savings from Project 360 and acquisition synergies and a total of $35 million in the first six month of 2026.

Boyd added ten new locations during the quarter, including four single shop acquisitions and six new start up locations.

Outlook

Industry repairable-claims volumes showed continued stabilization during the second quarter of 2026. Based on second quarter claims-processing data, the Company estimates that repairable-claims volumes were flat to down 2% year-over-year, representing a meaningful improvement from the declines experienced during the same period in 2025, and consistent with our long-term planning assumptions.

Against this backdrop, Boyd continued to outperform underlying industry volumes and gain market share. This performance reflects the strength of the Company’s insurer relationships and underscores the competitive advantage of Boyd’s scale and business model. These share gains delivered positive same-store sales growth for the quarter, with only limited contribution from total cost of repair (“TCOR”) growth.

In July 2026, same-store sales growth was positive in the low single digits, driven entirely by continued share gains. While TCOR growth continues to face well-documented, short-term transitory pressures, long-term structural tailwinds remain intact. Given the inherent monthly and quarterly variability the Company evaluates same-store sales over longer periods and does not view any single period as indicative of sustainable market share expansion or multi-year strategic targets.

Looking ahead, Boyd’s scale and network allows it to invest in superior client capabilities, providing multiple company-specific growth paths independent of any single industry variable.

Boyd remains focused on strengthening its position as a leading direct repair program multi-shop operator by deepening insurer relationships, improving opportunity capture and capacity utilization, and expanding its presence in priority markets. The Company expects these initiatives to support continued growth and additional share gains. Boyd also intends to complement organic growth through disciplined acquisitions and new-location development, together with continued investment in glass, scanning, calibration and other adjacent capabilities, while maintaining balance-sheet flexibility.

[1]

Same-store sales, Adjusted EBITDA, Adjusted EBITDA margin, Adjusted net earnings and Adjusted net earnings per share are non-GAAP financial measures and ratios and are not standardized financial measures under International Financial Reporting Standards and might not be comparable to similar financial measures disclosed by other issuers. For additional details, including a reconciliation of each non-GAAP financial measure to its nearest GAAP equivalent, please see ”Non-GAAP financial measures and ratios” section of this news release.

The Company is accelerating its Project 360 and acquisition cost savings target of $140 million due to faster-than-expected gains from the Joe Hudson’s integration. It now expects $35 million in Joe Hudson’s synergies in 2026, up from the previous $20 million target. As a result, total cost savings expected in 2026 have increased to $65 million from $50 million, with the remaining $35 million expected to be realized ratably from 2027 to 2029.

The conversion of Joe Hudson’s location was successfully completed in the second quarter, establishing a stronger operating foundation and driving meaningful year-over-year profit growth. While the transition has resulted in some temporary sales disruptions that have continued into the third quarter, initiatives focused on throughput and local market execution are driving revenue on a more profitable foundation.

The Company expects to open three new start-up locations during the third quarter and currently has an additional 10 start-up locations targeted for completion in the fourth quarter. Organic expansion is expected to be complemented by single-location acquisitions, supported by the Company’s strong balance sheet.

2026 Second Quarter Conference Call & Webcast

Management will hold a conference call on Wednesday, August 12, 2026, at 8:00 a.m. (ET) to review the Company’s 2026 second quarter results. You can join the call by dialing 1-833-461-5787 or 1-585-542-9983.

A live audio webcast of the conference call will be available at https://events.q4inc.com/attendee/789326895. An archived replay of the webcast will be available for 90 days on the Boyd Group’s website https://www.boydgroup.com.

About Boyd Group Services Inc.

Boyd Group Services Inc. is a Canadian corporation and controls The Boyd Group Inc. and its subsidiaries. Boyd Group Services Inc. shares trade on the Toronto Stock Exchange (TSX) under the symbol BYD.TO and the New York Stock Exchange (NYSE) under the symbol BGSI. For more information on The Boyd Group Inc. or Boyd Group Services Inc., please visit our website at https://www.boydgroup.com.

About The Boyd Group Inc.

Boyd Group Services Inc. (“BGSI”), through its operating company, The Boyd Group Inc. and its subsidiaries (“Boyd” or the “Company”), is one of the largest operators of non-franchised collision repair centers in North America in terms of number of locations and sales. The Company currently operates locations in Canada under the trade name Boyd Autobody & Glass and Assured Automotive, as well as in the U.S. under the trade name Gerber Collision & Glass. The Company is also a major retail auto glass operator in the U.S., under the trade names Gerber Collision & Glass, Glass America, Auto Glass Service, Auto Glass Authority and Autoglassonly.com. In addition, the Company operates a third party administrator, Gerber National Claims Services (“GNCS”), that offers glass, emergency roadside and first notice of loss services. The Company also operates Mobile Auto Solutions (“MAS”) in the U.S. and Volta Auto Diagnostics Ltd. (“Volta”) in Canada that offer scanning and calibration services. For more information on The Boyd Group Inc. or Boyd Group Services Inc., please visit our website at http://www.boydgroup.com.

Non-GAAP Financial Measures and Ratios

Same-store sales, Adjusted EBITDA, Adjusted EBITDA margin, Adjusted net earnings and Adjusted net earnings per share are non-GAAP financial measures and ratios, which are not standardized measures under International Financial Reporting Standards (“IFRS”) and therefore may not be comparable to similar measures disclosed by other issuers. Boyd’s management uses certain non-GAAP financial measures to evaluate the performance of the business and to reward employees. These non-GAAP should not be considered as a substitute for, or superior to, measures of financial performance prepared in accordance with IFRS, such as net earnings or sales in measuring the performance of Boyd.

The following is a reconciliation of Boyd’s non-GAAP financial measures and ratios used in this release:

SAME-STORE SALES

Same-store sales is a non-GAAP measure that includes only those locations in operation for the full comparative period. Same-store sales is presented excluding the impact of foreign exchange fluctuation on the current period.

	Three months ended June 30,		Six months ended June 30,
(thousands of U.S. dollars)	2026	2025	2026	2025
Sales	$1,013,652	$780,407	$2,010,328	$1,558,730
Less:
Sales from locations not in the comparative period	(211,748)	(465)	(421,675)	(6,276)
Sales from under-performing facilities closed during the period	—	(377)	—	(1,240)
Foreign exchange	(32)	—	(2,924)	—

Same-store sales (excluding foreign exchange)	$801,872	$779,565	$1,585,729	$1,551,214

ADJUSTED EBITDA

EBITDA represents an indication of the Company’s capacity to generate income from operations before taking into account management’s financing decisions and costs of consuming tangible and intangible capital assets, which vary according to their vintage, technological age and management’s estimates of their useful life. EBITDA comprises sales less operating expenses before finance costs, capital asset amortization and impairment charges, and income taxes.

Adjusted EBITDA is calculated to exclude items of an unusual nature that do not reflect normal or ongoing operations of BGSI and which should not be considered in a valuation metric or should not be included in an assessment of the ability to service or incur debt. Included as an adjustment to EBITDA are acquisition and transformational cost initiative expenses and fair value adjustments to contingent consideration and financial instruments which do not have a cash impact. These adjustments do not relate to the current operating performance of the business units but are typically costs incurred to expand operations as well as execute transformational plans. Acquisition and transformational costs include transaction costs in acquiring and integrating a business acquisition and other non-recurring costs related to the execution of Project 360. From time to time BGSI may make other adjustments to its Adjusted EBITDA for items that are not expected to recur. Management believes that in addition to net earnings and cash flows, Adjusted EBITDA is useful to readers to provide an indication of earnings from operations and cash available for distribution, both before and after debt management , productive capacity maintenance and non-recurring and other adjustments.

Adjusted EBITDA margin is a measure of operating profit that can be used to assess Boyd’s operational performance. Adjusted EBITDA margin is calculated by dividing Adjusted EBITDA by total sales.

	Three months ended June 30,		Six months ended June 30,
(thousands of U.S. dollars)	2026	2025	2026	2025
Net earnings (loss)	$1,291	$5,422	$(6,635)	$2,785
Add:
Finance costs	30,760	18,023	60,835	35,855
Income tax expense	2,023	2,851	1,357	2,561
Depreciation of property, plant and equipment	28,126	21,547	54,792	42,394
Depreciation of right of use assets	43,691	31,799	85,712	63,414
Amortization of intangible assets	20,032	6,868	32,457	13,548

EBITDA	$125,923	$86,510	$228,518	$160,557

Add (deduct):
Fair value adjustments	(185)	—	(1,465)	1
Acquisition and transformational cost initiatives	10,194	7,276	31,264	13,773

Adjusted EBITDA	$135,932	$93,786	$258,317	$174,331

Sales	$1,013,652	$780,407	$2,010,328	$1,558,730
Adjusted EBITDA margin (%)	13.4%	12.0%	12.8%	11.2%

ADJUSTED NET EARNINGS

Adjusted net earnings means net earnings adjusted to add back fair value adjustments (non-taxable) and acquisition and transformational cost initiatives (net of tax). Commencing in the fourth quarter of 2025, and on a go-forward basis, the calculation of Adjusted net earnings also excludes amortization of intangibles arising on acquisitions. Amortization of intangible assets arising on acquisition is the result of the purchase price allocation on completion of an acquisition. There are no future capital expenditures associated with maintaining or replacing these intangible assets. Comparative periods have been restated to reflect this additional adjustment. BGSI believes that certain users of financial statements are interested in understanding net earnings excluding certain fair value adjustments and other items of an unusual or infrequent nature that do not reflect normal or ongoing operations of the Company. This can assist these users in comparing current results to historical results that did not include such items.

Adjusted net earnings per share means Adjusted net earnings, divided by our weighted average number of shares for the applicable period.

	Three months ended June 30,		Six months ended June 30,
(thousands of U.S. dollars, except share and per share amounts)	2026	2025	2026	2025
Net earnings (loss)	$1,291	$5,422	$(6,635)	$2,785
Add (deduct):
Fair value adjustments (net of tax)	(137)	—	(1,084)	1
Acquisition and transformational cost initiatives (net of tax)	7,566	5,384	24,193	10,192
Amortization of intangibles arising on acquisitions (net of tax)	13,683	4,461	21,987	8,863

Adjusted net earnings (1)	$22,403	$15,267	$38,462	$21,841

Weighted average number of shares	27,836,295	21,467,807	27,833,160	21,467,695

Adjusted net earnings per share (1)	$0.80	$0.71	$1.38	$1.02

(1)	Comparative figures have been restated to conform with current period presentation

For further information, please contact:

Investor Relations

Boyd Group Services

ir@boydgroup.com

Caution concerning forward-looking statements

Statements made in this press release, other than those concerning historical information, may be “forward-looking statements” and “forward-looking information” within the meaning of applicable securities laws of the U.S. and Canada, respectively (collectively, “forward-looking statements”) and therefore subject to various risks and uncertainties. Some forward-looking statements may be identified by words such as “may”, “will”, “anticipate”, “estimate”, “expect”, “intend”, “continue”, “will”, “project”, “target”, “plan”, “goal” or the negative thereof or similar variations.

The forward-looking statements in this press release include, without limitation, statements regarding: Boyd’s outlook and expectations regarding performance relative to industry peers; trends and industry conditions; execution of the Company’s growth strategy and outlook; progress on Project 360 initiatives; the Company’s financial metric goals, including for Adjusted EBITDA margin; growth opportunities presented by the Company’s increased scale, greater market density, expanded platform and fragmentation; the Company’s ability and expectations to open three start-up locations in the third quarter of 2026 with an additional ten locations to be added through year-end; execute on the pipeline of approximately eight to ten start-up locations per quarter; the Company’s ability to activate the stores in its development pipeline for 2026; the Company’s expectations for continued acquisition activity and the Company’s ability to deliver sustained growth and value creation for shareholders and customers.

Forward-looking statements are subject to significant risks and uncertainties and are based on a number of assumptions and estimates. Forward-looking statements are based on certain assumptions and analyses made by Boyd concerning its experience and perception of historical trends, current conditions, expected future developments, and other factors it believes are appropriate. A number of factors could cause actual results, performance or achievement to differ materially from those discussed or implied in the forward-looking statements. Risks and uncertainties related to Boyd’s business include, but are not limited to, risks and uncertainties relating to: acquisition and new location risk; employee relations and staffing; operational performance; brand management and reputation; market environment change; reliance on technology; corporate governance; decline in number of insurance claims; low capture rates; supply chain risk; margin pressure and sales mix changes; economic downturn; changes in client relationships; environmental, health and safety risk; climate change and weather conditions; pandemic risk; competition; access to capital; dependence on key personnel; tax position risk; increased government regulation and tax risk; fluctuations in operating results and seasonality; risk of litigation; execution on new strategies; insurance risk; interest rates; U.S. health care costs and workers compensation claims; foreign currency risk; capital expenditures; public company costs; foreign private issuer status; differences in Canadian and U.S. corporate and securities laws; enforceability against foreign persons and of foreign judgments; intellectual property; and energy costs; and Boyd’s success in anticipating and managing the foregoing risks.

We caution that the foregoing list of factors is not exhaustive and that when reviewing our forward-looking statements, investors and others should refer to the “Business Risks and Uncertainties” section of Boyd’s Annual Information Form, the “Business Risks and Uncertainties” and other sections of our Management’s Discussion and Analysis of Operating Results and Financial Position and our other periodic filings with Canadian securities regulatory authorities and the SEC from time to time, available at www.sedarplus.ca and www.sec.gov. All forward-looking statements presented herein should be considered in conjunction with such filings. Readers are cautioned not to place undue reliance on such forward-looking statements, as actual results may differ materially from those expressed or implied in such statements.

The forward-looking statements in this press release reflect the Boyd’s current expectations, assumptions and/or beliefs based on information currently available, including with respect to such things as conditions in the collision and auto glass repair business, including weather, accident frequency, cost of repair, miles driven and available repairable vehicles; the Company’s ability to complete the integration of acquired businesses within anticipated time periods and at expected cost levels; the Company’s ability to achieve synergies arising from successful integration of acquired businesses; the impact of acquisitions on growth; the accuracy and completeness of the information (including financial information) regarding acquired businesses; the absence of significant undisclosed costs or liabilities associated with acquisitions; the successful implementation of margin improvement initiatives; the future performance and results of our business and operations; general economic conditions, industry forecasts and/or trends, the government and regulatory environment and potential impacts thereof. Although the Company believes the expectations reflected in these forward-looking statements and the assumptions upon which they are based are reasonable, no assurance can be given that actual results will be consistent with those expressed or implied in such forward-looking statements, and they should not be unduly relied upon. There can be no assurance that such expectations and assumptions will prove to be correct. The forward-looking statements contained in this presentation describe the expectations of the Company as of the date of this press release. Except as required by law, the Company does not undertake to update or revise any forward-looking statements, whether as a result of new information, future events or for any other reason. The forward-looking statements contained herein are expressly qualified in their entirety by this cautionary statement.

SOURCE Boyd Group Services Inc.